United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-_.)

EXCERPT OF THE MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING On February 11, 2021, at 9:00 pm, met, by videoconference, Messrs. José Maurício Pereira Coelho – Chairman, Fernando Jorge Buso Gomes – Vice-Chairman, Eduardo de Oliveira Rodrigues Filho, Isabella Saboya de Albuquerque, José Luciano Duarte Penido, Marcel Juviniano Barros, Marcelo Gasparino da Silva, Murilo Cesar Lemos dos Santos Passos, Oscar Augusto de Camargo Filho, Roger Allan Downey, Sandra Maria Guerra de Azevedo, Toshiya Asahi, Iran da Cunha Santos. Mr. Luiz Gustavo Gouvêa was present as Governance Secretary of Vale. Thus, the Board of Directors unanimously approved the following: “MERGER OF COMPANHIA PAULISTA DE FERRO-LIGAS BY VALE – (…) the Board of Directors approved, with favorable reports of the Financial Committee and the Fiscal Council, the latter as reported by the chairman of the Fiscal Council Mr. Marcelo Moraes, for the purposes of the provisions of Article 163 of Law #6.404/1976, (i) submit to the General Shareholders’ Meeting the proposal for the merger of Companhia Paulista de Ferro-Ligas (“CPFL”) by Vale, without increasing the share capital or issuance of new shares by Vale, as well as the practice of all the acts necessary to implement the said merger, including, but not limited to, the following: (i.a) the ratification of the appointment of the independent auditor Macso Legate Auditores Independentes (“Macso Legate”) for the evaluation of net equity of CPFL, and the preparation of the corresponding accounting reports, as well as any other necessary documents; (i.b) the approval of the respective accounting reports of prepared by Macso Legate based on CPFL assets and liabilities; (i.c) the approval of the Protocol and Justification of CPFL by Vale (“Protocol and Justification”); and (i.d) the authorization of the execution, by the administrators, of all the acts necessary for the realization of the referred merger of CPFL by Vale (…).”; “MERGER OF VALESUL ALUMÍNIO S.A. BY VALE S.A. – (…) the Board of Directors approved, with favorable reports of the Financial Committee and the Fiscal Council, the latter as reported by the chairman of the Fiscal Council Mr. Marcelo Moraes, for the purposes of the provisions of Article 163 of Law #6.404/1976, (i) submit to the General Shareholders’ Meeting the proposal for the merger of Valesul Alumínio S.A. (“Valesul”) by Vale, without increasing the share capital or issuance of new shares by Vale, as well as the practice of all the acts necessary to implement the said merger, including, but not limited to, the following: (i.a) the approval of the Protocol and Justification of Valesul by Vale (“Protocol and Justification”); (i.b) the ratification of the appointment of the independent auditor Macso Legate Auditores Independentes (“Macso Legate”) for the evaluation of net equity of Valesul, and the preparation of the corresponding accounting reports, as well as any other necessary documents;

(i.c) the approval of the respective accounting reports of prepared by Macso Legate based on Valesul assets and liabilities; and (i.d) the authorization of the execution, by the administrators, of all the acts necessary for the realization of the referred merger of Valesul by Vale (…).”; “EBM MERGER AND MBR PARTIAL SPIN-OFF – (…) the Board of Directors approved, with favorable reports of the Financial Committee and the Fiscal Council, the latter as reported by the chairman of the Fiscal Council Mr. Marcelo Moraes, for the purposes of the provisions of Article 163 of Law #6.404/1976, (i) submit to the General Shareholders’ Meeting the proposal for partial Spin-off of MBR with the merger of the spun-off portion of MBR’s equity by Vale (“Partial Spin-off”), without increasing the share capital or issuance of new shares by Vale, which includes: (i.a) the ratification of the appointment of the independent auditor Macso Legate Auditores Independentes (“Macso Legate”) for the assessment of the spun-off portion of MBR’s equity, and the preparation of the corresponding accounting reports, as well as any other necessary documents; (i.b) the accounting reports of prepared by Macso Legate based on MBR assets and liabilities; (i.c) the MBR Partial Spin-off Protocol and Justification with merger of the spun-off portion of MBR’s equity by Vale composed of the assets and liabilities that represent the universality of MBR's assets and liabilities, with the exception of the following, which will not be part of the spun-off portion and, therefore, will remain integrating the assets of MBR: (i.c.1) the MBR's investment in investees MRS Logística S.A. and MBR Overseas Ltd., (i.c.2) the assets and liabilities arising from the EBM subject to the Merger referred to above, and (i.c.3) the credit receivable from Fundação Caemi de Previdência Social (“Spun-off Portion” and “Protocol and Justification of Partial Spin-off”, respectively); and (i.d) the authorization of the execution, by the administrators of the companies involved, of all the acts necessary for the realization of the Partial Spin-off of MBR with the merger of the spun-off portion of MBR’s equity by Vale (…).”; “PAV - PAYMENT IN SHARES / EFFECT DIVIDENDS – (…) the Board of Directors approved, with favorable report of the Personnel and Governance Committee, submit to the General Shareholders’ Meeting the proposal that the Virtual Actions Program (PAV) related to the cycles to be started after 2021 contemplates: (i) the payment in Common Shares issued by Vale (with payments from 2024), instead of payment in cash, which is currently made; and (ii) the inclusion of payment of Virtual Dividends, which today is not provided in the program; being certain that such adjustments should be applied to all employees participating in the program (Chief Executive Officer, Executive Directors and other leaders who are eligible).”; and “ELECTION OF EXECUTIVE OFFICER OF SUSTAINABILITY – Based on the proposal of the Chief Executive Officer, pursuant to paragraph 1 of Article 23 of the Bylaws, the Board of Directors approved, with favorable report of the Personnel and Governance Committee, the election of Ms. MARIA LUIZA DE OLIVEIRA PINTO E

PAIVA, Brazilian, married, psychologist, bearer of the identity card number 10.787.341-2 issued by SSP/SP, enrolled at Brazilian Taxpayer Registry (CPF/ME) under #129.079.488-06, with home address at Dr. José Rodrigues Alves Sobrinho nº 150, 62, São Paulo, SP, RJ, as Executive Officer of Sustainability of Vale. The Executive Officer elected herein, who will meet the term of management from 03/15/2021 to 05/26/2021, as well as the next management term to be decided later for the Executive Board as a whole, has declared to be free and clear to serve in such position according to article 147 of the Brazilian Corporate Law (Law #6.404/76). In addition, the Board of Directors approved that Executive Officer Luiz Eduardo Fróes do Amaral Osorio, as of 03/15/2021, is responsible for the functions of the position of Executive Officer for Institutional Relations and Communication.” I hereby attest that the item above reflects the decision taken by the Board of Directors. Rio de Janeiro, February 11, 2021. Luiz Gustavo Gouvêa Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: February 22 2021		Head of Investor Relations